

TIM KOOGLE

Part engineer, part entrepreneur and businessman, and part philanthropist, Tim Koogle's sweet spot is bringing good ideas to scale. Having spent over 30 years starting, growing, and running significant businesses, Tim is perhaps best known as the founding CEO of Yahoo!. As Employee #6, he led the company's growth from $0 to well over $1billion in revenue, profitably, in six short years. For his lasting impact on the organization well beyond his 2001 tenure, in 2013 *Harvard Business Review* named Tim one of the 100 Best-Performing CEOs of all time and #1 for his ability to consistently deliver results over the long haul. Tim continues to bring a passion for solving tough challenges in the business sector. Today he divides his time between building young businesses and investing in and advising social sector organizations. In both cases, he is driven to increase impact quickly, sustainably and for the long haul.

HIGHLIGHTS OF CAREER

- 1969-1976 B.S.M.E., U. of Va. (valedictorian), M.S, and Engr.D., Stanford University

- Started two businesses during graduate school. Sold one to Motorola at the age of 29

- 1981-1990, Motorola, numerous executive roles reporting to the office of the CEO

- 1990-1995 CEO of Intermec

- 4 years concurrent, Sr.V.P., Litton/Western Atlas (purchased Intermec)

- 1995-2001, founding CEO and Chairman of Yahoo

- 2001-2003, Vice Chairman of Yahoo

- 2003-present, Managing Partner of Koogle Ventures, Co-Managing Partner of Koogle Foundation, and Founder & CEO of Serendipity, LLC (a wholly owned private development company)

- Current Private for-profit Boards; Method-Ecover (Past Chairman, 8yrs), Cedaron Medical, Olly (Chairman), Ripple Foods, LXMI (Chairman), Nirvana

- Current Social Sector Boards or Advisory; Room to Read (past co-Chair), Leadership Public Schools, Fresh Lifelines for Youth, Firestart

For more information, see https://www.linkedin.com/in/tim-koogle-9b42014/